Exhibit 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for the Fourth Quarter and Year Ended

December 31, 2013

•	Revenue:

•	38.7% increase in Q4 to $57.8 million

•	34.0% increase in FY 2013 to $202.4 million

•	Adjusted EBITDA:

•	33.4% increase in Q4 to $36.1 million

•	25.8% increase in FY 2013 to $122.6 million

•	Acquired four VLCCs in 2013; one of the leading public owners of VLCCs, with ten vessels

•	74% increase in operational fleet, 14 vessels added in 2013

•	Quarterly dividend of $0.05 per share

MONACO February 11, 2014 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, today reported its financial results for the fourth quarter and the year ended December 31, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “I am pleased with our results for 2013, a pivotal year for Navios Acquisition in which we grew our fleet by 14 vessels. We increased revenue by 38.7% and adjusted EBITDA by 33.4% over the fourth quarter of 2012. As a result of a strong performance, we declared a quarterly dividend of $0.05 per share, resulting in a yield of about 4.8%.”

Angeliki Frangou continued, “Navios Acquisition is one of the premiere tanker companies in the world, with a fleet of 43 vessels. In addition, Navios’ growing portfolio of ten VLCCs makes it one of the largest public owners of VLCCs. All ten VLCCs have been chartered out to quality credit counterparties, eight on charters averaging $38,473 (net) per day for 4.9 years Navios Acquisition also has profit sharing on six of these eight vessels. The remaining two VLCCs are on a floating rate with an average duration of one year.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Dividend of $0.05 per share of common stock

On February 7, 2014, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2013 of $0.05 per share of common stock. The dividend is payable on April 8, 2014 to stockholders of record as of March 19, 2014.

Vessel Deliveries — From 19 vessels in the water at the beginning of 2013 to 35 vessels YTD

Navios Acquisition currently owns 43 vessels, 33 product tankers and 10 VLCCs, of which, 35 vessels are currently in the water and the remaining eight vessels are still to be delivered, seven of which are newbuildings.

On February 4, 2014 Navios Acquisition took delivery of the Nave Galactic, a 2009-built VLCC of 297,168 dwt. The Nave Galactic has been chartered out to a high quality counterparty for one year at a rate based on the adjusted TD3 index plus a premium.

On December 6, 2013, Navios Acquisition sold the Shinyo Navigator, a 300,549 dwt VLCC built in 1996, for net proceeds of $17.4 million. The Shinyo Navigator was part of the collateral package securing the 8.125% First Priority Ship Mortgage Notes due 2021.

(Fleet data includes the delivery of the Nave Quasar, expected on February 12, 2014)

Improvement of collateral package of Senior Notes by $6.9 million

In February 2014, the Shinyo Splendor, the Nave Atropos, the Nave Rigel and the cash proceeds from the sale of the Shinyo Navigator, having a total value of $124.4 million are being released from the collateral package securing the 8.125% First Priority Ship Mortgage Notes due 2021 and are being substituted by the two VLCCs, the Nave Galactic and the Nave Quasar having a total value of $131.3 million.

In February 2014, Navios Acquisition entered into a loan agreement of $51.0 million to finance the Nave Atropos and the Nave Rigel. The facility bears interest at a margin of LIBOR plus 310 bps and has an amortization profile of 16 years.

Time Charter Coverage

In February 2014, Navios Acquisition also announced that it has chartered the other two of the three VLCCs that it had agreed to acquire in November 2013.

The Nave Quasar, a 2010-built VLCC of 297,376, dwt has been chartered out to a high quality counterparty for one year at a base rate of $20,475 (net) per day plus 50% profit sharing in excess of $24,375 (net) per day. The charterer has been granted an option for an additional year at a base rate of $25,350 (net) per day plus 50% profit sharing in excess of $29,250(net) per day.

The Nave Buena Suerte, a 2011-built VLCC of 297,491 dwt, has been chartered out to a high quality counter party for a minimum of one year at a rate based on the charterer’s VLCC pool earnings.

As of February 12, 2014, Navios Acquisition has contracted 84.6%, 44.2% and 22.0% of its available days on a charter-out basis for 2014, 2015 and 2016, respectively, equivalent to $209.6 million, $153.0 million and $107.8 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $19,365, $22,628 and $31,197 for 2014, 2015 and 2016, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three months and years ended December 31, 2013 and 2012. The quarterly information for 2013 and 2012 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended December 31, 2013 (unaudited)		Three Month Period ended December 31, 2012 (unaudited)	Year ended December 31, 2013 (unaudited)		Year ended December 31, 2012 (unaudited)
Revenue	$57,796		$41,674	$202,397		$151,097
Adjusted EBITDA	$36,102	(1)	$27,067	$122,615	(1)	$97,455
Net (Loss)/ Income	$(53,677)		$333	$(58,592)		$(3,798)
Adjusted Net Income/ (Loss)	$2,483	(1)	$333	$(2,432	)(1)	$(3,798)
(Loss)/ Earnings per share (basic and diluted)	$(0.38)		$0.01	$(0.57)		$(0.08)
Adjusted Net Income/ (Loss) per share (basic and diluted)	$0.02	(1)	$0.01	$(0.03	)(1)	$(0.08)

(1)	Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Net Income/ (Loss) per share (basic and diluted) for the three months and for the year ended December 31, 2013, exclude a $21.1 million loss on the sale of the Shinyo Navigator, a $34.0 million loss on bond and debt extinguishment and $1.1 million for non-cash share- based compensation expense.

Adjusted EBITDA, Adjusted Net Loss and Adjusted Net Loss per share are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of Adjusted EBITDA).

Three month periods ended December 31, 2013 and 2012

Revenue for the three month period ended December 31, 2013 increased by $16.1 million or 38.7% to $57.8 million, as compared to $41.7 million for the same period in 2012. The increase was mainly attributable to the acquisitions of the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013, the Nave Capella, the Nave Pulsar and the Nave Universe in July 2013, the Nave Celeste in August 2013, the Nave Constellation, the Nave Alderamin, the Nave Dorado and the Bougainville in September 2013 and the Nave Lucida in October 2013. As a result of the above, available days of the fleet increased to 3,080 days for the three month period ended December 31, 2013, as compared to 1,679 days for the three month period ended December 31, 2012. The increase in revenue was partially mitigated by the decrease in time charter equivalent (“TCE”) to $18,155 for the three month period ended December 31, 2013, from $24,526 for the three month period ended December 31, 2012.

Excluding the impact of a $21.1 million loss on the sale of the Shinyo Navigator, a $34.0 million loss on bond and debt extinguishment and a $1.1 million for non- cash share-based compensation expense, Adjusted EBITDA for the three month period ended December 31, 2013 increased by $9.0 million to $36.1 million from $27.1 million in the three month period ended December 31, 2012. The increase in Adjusted EBITDA was due to: (a) a $16.1 million increase in revenue; and (b) a $4.5 million increase in other income recognized in connection with the rehabilitation process for a defaulted charterer, partially mitigated by a: (i) $1.4 million increase in time charter expenses; (ii) $1.3 million increase in general and administrative expenses; and (iii) $8.9 million increase in management fees.

Net loss for the three month period ended December 31, 2013, amounting to $53.7 million was adversely affected by a $21.1 million loss on the sale of the Shinyo Navigator, a $34.0 million loss on bond and debt extinguishment and a $1.1 million non- cash share-based compensation expense. Excluding these other items, Adjusted Net income for the three month period ended December 31, 2013, amounted to $2.5 million, compared to a $0.3 million Net income for the three month period ended December 31, 2012. The increase in Adjusted Net income by approximately $2.2 million was due to an increase of $9.0 million in Adjusted EBITDA mitigated by; (a) $3.4 million increase in depreciation and amortization due to the acquisitions of vessels described above; (b) $3.4 million increase in interest expense and finance cost net; and (c) $0.1 million increase in direct vessel expenses.

Year ended December 31, 2013 and 2012

Revenue for the year ended December 31, 2013 increased by $51.3 million or 34.0% to $202.4 million, as compared to $151.1 million for the same period in 2012. The increase was mainly attributable to the acquisitions of the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013, the Nave Capella, the Nave Pulsar and the Nave Universe in July 2013, the Nave Celeste in August 2013, the Nave Constellation, the Nave Alderamin, the Nave Dorado and the Bougainville in September 2013 and the Nave Lucida in October 2013. As a result of the vessel acquisitions, available days of the fleet increased to 9,653 days for the year ended December 31, 2013, as compared to 5,786 days for the year ended December 31, 2012. The increase in revenue was partially mitigated by the decrease in the time charter equivalent (“TCE”) to $20,267 for the year ended December 31, 2013, from $25,625 for the year ended December 31, 2012.

Excluding the impact of a $21.1 million loss on the sale of the Shinyo Navigator, a $34.0 million loss on bond and debt extinguishment and a $1.1 million for non-cash share- based compensation expense, Adjusted EBITDA for the year ended December 31, 2013 increased by $25.2 million to $122.6 million from $97.5 million in the year ended December 31, 2013. The increase in Adjusted EBITDA was due to (a) $51.3 million increase in revenue due to the acquisitions of the vessels described above and (b) $4.5 million increase in other income. The above increase was partially mitigated by a: (i) $24.3 million increase in management fees; (ii) $3.9 million increase in time charter expenses; (iii) $2.1 million increase in general and administrative expenses; and (iv) $0.3 million increase in other expense.

Net loss for the year ended December 31, 2013, amounting to $58.6 million was adversely affected by a $21.1 million loss on the sale of the Shinyo Navigator, a $34.0 million loss on bond and debt extinguishment and $1.1 million non- cash share-based compensation expense. Excluding these other items, Adjusted Net loss for the year ended December 31, 2013 was $2.4 million as compared to $3.8 million net loss for the year ended December 31, 2012. The decrease in Adjusted Net loss by $1.4 million was due to a $25.2 million increase in Adjusted EBITDA, partially mitigated by a: (a) $14.2 million increase in depreciation and amortization due to the acquisitions of vessels discussed above; (b) $9.0 million increase in interest expense and finance cost, net; (c) $0.5 million increase in direct vessel expenses; and (d) $0.1 million decrease in interest income.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three months and years ended December 31, 2013 and 2012.

	Three month period ended December 31,		Year ended December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FLEET DATA
Available days(1)	3,080	1,679	9,653	5,786
Operating days(2)	3,075	1,672	9,618	5,751
Fleet utilization(3)	99.8%	99.6%	99.6%	99.4%
Vessels operating at period end	33	19	33	19
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$18,155	$24,526	$20,267	$25,625

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charter Equivalent Rate: Time Charter Equivalent Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The Time Charter Equivalent Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Tuesday, February 11, 2014 at 8:30 am ET., at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the fourth quarter and year ended December 31, 2013.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 3140 1253

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 3140 1253

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available by 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$82,835	$42,846
Restricted cash	24,962	21,163
Accounts receivable, net	8,441	5,103
Prepaid expenses and other current assets	4,563	2,683

Total current assets	120,801	71,795

Vessels, net	1,353,131	940,738
Deposits for vessels acquisitions	100,112	276,142
Deferred finance costs, net	23,246	20,727
Goodwill	1,579	1,579
Intangible assets-other than goodwill	40,171	51,233
Other long-term assets	5,533	897
Deferred dry dock and special survey costs, net	4,678	7,533
Investment in affiliates	4,750	—
Loan receivable from affiliates	2,660	—

Total non-current assets	1,535,860	1,298,849

Total assets	$1,656,661	$1,370,644

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,577	$1,277
Dividend payable	7,220	2,410
Accrued expenses	11,985	12,951
Due to related parties, short term	2,848	27,815
Deferred revenue	7,056	3,651
Current portion of long-term debt	34,714	19,724

Total current liabilities	65,400	67,828

Long-term debt, net of current portion and premium	1,119,734	974,362
Loans due to related party	—	35,000
Due to related parties, long term	5,144	57,701
Other long-term liabilities	—	204
Unfavorable lease terms	3,561	4,245

Total non-current liabilities	1,128,439	1,071,512

Total liabilities	$1,193,839	$1,139,340

Commitments and contingencies	—	—
Series D Convertible Preferred stock 1,200 and 600 shares issued and outstanding with $12,000 and $6,000 redemption amount as of December 31, 2013 and December 31, 2012	12,000	6,000
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of December 31, 2013 and December 31, 2012	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 136,714,942 and 40,517,413 issued and outstanding as of each of December 31, 2013 and December 31, 2012	13	4
Additional paid-in capital	530,203	246,102
Accumulated Deficit	(79,394)	(20,802)

Total stockholders’ equity	450,822	225,304

Total liabilities and stockholders’ equity	$1,656,661	$1,370,644

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three Months Ended December 31, 2013 (unaudited)	For the Three Months Ended December 31, 2012 (unaudited)	For the Year Ended December 31, 2013 (unaudited)	For the Year Ended December 31, 2012 (unaudited)
Revenue	$57,796	$41,674	$202,397	$151,097
Time charter and voyage expenses	(1,871)	(487)	(6,762)	(2,824)
Direct vessel expenses	(786)	(730)	(3,096)	(2,622)
Management fees (entirely through related party transactions)	(22,060)	(13,173)	(71,392)	(47,043)
General and administrative expenses	(3,372)	(1,008)	(7,017)	(3,853)
Depreciation and amortization	(16,668)	(13,253)	(63,8800)	(49,644)
Loss on bond and debt extinguishment	(33,973)	—	(33,973)	—
Interest income	43	54	315	445
Interest expenses and finance cost, net	(16,208)	(12,805)	(58,386)	(49,432)
Loss on sale of vessel	(21,098)	—	(21,098)	—
Other income	4,621	107	4,787	280
Other expense	(101)	(46)	(487)	(202)

Net (loss) / income	$(53,677)	$333	$(58,592)	$(3,798)

Dividend declared on preferred shares Series B	(27)	(27)	(108)	(108)
Dividend on Series D preferred shares	(76)	—	(91)	—
Dividend declared on restricted shares	(105)	—	(105)	—
Undistributed loss attributable to Series C participating preferred shares	2,907	(49)	3,206	622

Net (loss)/ income attributable to common shareholders	(50,978)	257	(55,690)	(3,284)

Net (loss)/ income per share, basic	$(0.38)	$0.01	$(0.57)	$(0.08)

Weighted average number of shares, basic	134,614,942	40,517,413	98,085,189	40,517,413

Net (loss)/ income per share, diluted	$(0.38)	$0.01	$(0.57)	$(0.08)

Weighted average number of shares, diluted	134,614,942	42,434,804	98,085,189	40,517,413

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Operating Activities
Net loss	$(58,592)	$(3,798)	$(3,857)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation and amortization	63,880	49,644	38,638
Amortization and write-off of deferred finance fees and bond premium	11,615	2,820	3,188
Amortization of dry dock and special survey costs	3,096	2,622	633
Stock based compensation	1,089	—	—
Loss on sale of vessel	21,098	—	—
Non- cash settlement received	(3,446)	—	—
Changes in operating assets and liabilities:
Decrease/(increase) in prepaid expenses and other current assets	1,523	(2,194)	(1,369)
(Increase)/decrease in accounts receivable	(3,338)	1,375	(1,999)
(Increase)/decrease in restricted cash	(1,538)	320	(451)
(Increase)/decrease in other long term assets	(4,636)	413	(1,310)
Increase/(decrease) in accounts payable	300	256	(2,433)
(Decrease)/increase in accrued expenses	(966)	(2,541)	6,273
Payments for dry dock and special survey costs	(242)	(2,944)	(7,843)
(Decrease)/increase in due to related parties	(62,615)	35,780	33,797
Increase in deferred revenue	3,405	400	486
(Decrease)/increase in other long term liabilities	(204)	(276)	480

Net cash (used in)/ provided by operating activities	$(29,571)	$81,877	$64,233

Investing Activities
Acquisition of vessels	(288,906)	(83,253)	(140,704)
Deposits for vessel acquisitions	(24,907)	(142,119)	(78,495)
Net proceeds from sale of vessel	17,407	—	—
Investment in affiliate	(4,750)	—	—
Loan receivable from affiliate	(2,660)	—	—
Decrease in restricted cash	10,076	19,416	3,769
Acquisition of intangible assets other than goodwill	—	—	(10,347)

Net cash used in investing activities	$(293,740)	$(205,956)	$(225,777)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	155,550	162,813	252,075
Loan proceeds from related party, net of deferred finance cost	—	5,000	33,209
Loan repayment to related party	(35,000)	(10,000)	(6,000)
Loan repayments	(100,216)	(13,744)	(126,277)
Repayment of Senior Notes	(505,000)	—	—
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	595,420	—	—
Dividend paid	(19,711)	(9,759)	(9,790)
Increase in restricted cash	(12,337)	(8,685)	(1,733)
Payment to related party	(22,948)	—	—
Net proceeds from equity offering	307,542	—	—

Net cash provided by financing activities	$363,300	$125,625	$141,484

Net increase/(decrease) in cash and cash equivalents	39,989	1,546	(20,060)
Cash and cash equivalents, beginning of year	42,846	41,300	61,360

Cash and cash equivalents, end of year	$82,835	$42,846	$41,300

EXHIBIT II

Reconciliation of Adjusted EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended December 31, 2013 (unaudited)	Three Month Period Ended December 31, 2012 (unaudited)	Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012 (unaudited)
Expressed in thousands of U.S. dollars
Net cash (used in) /provided by operating activities	$(14,598)	$7,964	$(29,571)	$81,877
Net (decrease)/increase in operating assets	(2,959)	2,122	8,231	3,030
Net decrease/(increase) in operating liabilities	9,570	4,842	60,080	(33,619)
Net interest cost	16,165	12,751	58,071	48,987
Amortization and write-off of deferred finance fees and bond premium	(9,495)	(612)	(11,615)	(2,820)
Loss on bond and debt extinguishment	33,973	—	33,973	—
Non- cash settlement received	3,446	—	3,446	—

Adjusted EBITDA	$36,102	$27,067	$122,615	$97,455

(1)	Three Month Period Ended December 31, 2013	Three Month Period Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash (used in)/ provided by operating activities	$(14,598)	$7,964	$(29,571)	$81,877
Net cash used in investing activities	$(18,161)	$(25,746)	$(293,740)	$(205,956)
Net cash provided by financing activities	$13,986	$14,743	$363,300	$125,625

Disclosure of Non-GAAP Financial Measures

ADJUSTED EBITDA

Adjusted EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes adjusted for the loss on sale of vessel, the loss on bond and debt extinguishment and for the non-cash share- based compensation expense.

Adjusted EBITDA is presented because Navios Acquisition believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Constellation	Chemical Tanker	2013	45,281
Nave Universe	Chemical Tanker	2013	45,513
Nave Polaris	Chemical Tanker	2011	25,145
Nave Cosmos	Chemical Tanker	2010	25,130
Bougainville	MR2 Product Tanker	2013	50,626
Nave Alderamin	MR2 Product Tanker	2013	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Buddy	MR2 Product Tanker	2009	50,470
Bull	MR2 Product Tanker	2009	50,542
Nave Equinox	MR2 Product Tanker	2007	50,922
Nave Pulsar	MR2 Product Tanker	2007	50,922
Nave Dorado	MR2 Product Tanker	2005	47,999
Nave Lucida	MR2 Product Tanker	2005	47,999
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cielo	LR1 Product Tanker	2007	74,671
Shinyo Kieran	VLCC	2011	297,066
Shinyo Saowalak	VLCC	2010	298,000
Nave Celeste	VLCC	2003	298,717
Shinyo Kannika	VLCC	2001	287,175
Shinyo Ocean	VLCC	2001	281,395
C. Dream	VLCC	2000	298,570
Shinyo Splendor	VLCC	1993	306,474
Nave Galactic	VLCC	2009	297.168
Nave Quasar *	VLCC	2010	297,376
Owned Vessels to be delivered
Nave Suerte	VLCC	Q1 2014	297,491
TBN	MR2	Q1 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q3 2014	51,200
TBN	MR2	Q4 2014	50,000
TBN	MR2	Q4 2014	51,200
TBN	MR2	Q1 2015	51,200
TBN	MR2	Q2 2015	51,200

*	Nave Quasar is expected to be delivered on February 12, 2014